03-010

Date: July 30, 2003

NEWS RELEASE	Contact:
& Q2 INTERIM REPORT	Investor/Media Relations:
Jim Pendergast Tel: (403) 225-7357 Fax: (403) 225-7609

Agrium announces Second Quarter Results – Earnings of $0.53 Per Common Share More Than Triple Last Year	E-mail: investor@agrium.com Website: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its net earnings for the second quarter ended June 30, 2003, were $69-million ($0.53 per common share), a significant improvement over net earnings of $23-million ($0.16 per common share) for the same period in 2002. Earnings for the first six months of the year were $63-million ($0.46 per common share), also a significant improvement over the loss of $13-million ($0.16 per common share) during the first half of 2002.

“Our increased profitability reflects the upturn in the agriculture sector and the tightening nitrogen global supply and demand balance,” said John Van Brunt, Agrium’s Vice Chairman and CEO. “Industry fundamentals continue to improve, especially for nitrogen. A return to more normal moisture conditions early in the spring in our Western Canadian markets also meant increased demand for crop nutrients.”

Agrium exceeded market expectations for the second quarter and first six months of 2003. These results were achieved despite increased costs as a result of the strengthening Canadian dollar and higher North American natural gas prices. For the second half of 2003, Agrium predicts the trend in year-over-year earnings improvement to continue. Agrium is comfortable with current market consensus estimates of $0.26 basic earnings per common share, compared to $0.06 basic earnings per common share for the same period in 2002.

HIGHLIGHTS

    •     North America Retail achieved record performance during the first half of 2003. Earnings before interest and taxes (EBIT) was $37-million for the first six months of the year, a 32 percent improvement over the previous year.

    •     South America Wholesale benefited from strong international urea prices and high operating rates. A new urea heat exchange unit was successfully installed at the Argentine nitrogen facility in April. This resolved the reliability issues which affected the plant earlier in the year. During May and June, the urea plant ran uninterrupted setting new daily and monthly production records.

    •     North America Wholesale results continued to benefit from improving fundamentals and better than anticipated operating rates at the Kenai, Alaska nitrogen facility. The facility operated at an average rate of 79 percent of capacity during the first six months of 2003. Current gas deliveries from Union Oil Company of California (Unocal) remain above earlier indications and the facility is currently running at approximately 70 percent capacity. Agrium continues to work with Unocal and Cook Inlet suppliers to maximize gas supply in 2003.

KEY INDICATORS

The following table summarizes certain key commodity prices affecting the Corporation’s profitability:

	Second Quarter		First Six Months

	2003	2002	2003	2002

Grain Prices (U.S.$/bushel)
Wheat (#2 Soft Red St. L – weekly averages)	$3.23	$2.83	$3.30	$2.89
Corn (#2 Yellow – weekly averages)	$2.40	$1.98	$2.36	$1.96

Natural Gas (U.S.$/MMBtu)
NYMEX (last three day average price)	$5.48	$3.37	$6.04	$2.88
Agrium (average cost)	$3.48	$2.58	$3.54	$2.46

Nitrogen – Ammonia (U.S.$/metric tonne)
NOLA	$281	$148	$264	$139
Black sea	$159	$99	$159	$88
Agrium N.A. (average realized price)	$302	$186	$285	$184
Agrium International (average realized price)	$158	$103	$161	$92

Nitrogen – Urea (U.S.$/metric tonne)
NOLA	$184	$121	$182	$116
Black sea (prilled)	$127	$88	$127	$93
Agrium N.A. (average realized price)	$235	$140	$221	$140
Agrium International (average realized price)	$150	$112	$146	$109

Higher crop prices in the spring period helped support the fertilizer market. North American natural gas prices were also up significantly although Agrium’s natural gas costs did not increase as much due to Agrium’s long-term natural gas contracts. The result was that Agrium benefited from the substantial increase in nitrogen prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS

Net earnings for the second quarter of 2003 were $69-million compared to $23-million for the same quarter in 2002. Basic earnings per share for the quarter were $0.53 ($0.47 diluted earnings per common share) compared to $0.16 ($0.15 diluted earnings per common share) for the second quarter in 2002.

Agrium’s consolidated earnings before interest expense and income tax (EBIT) increased by $75-million to $130-million for the second quarter of 2003 compared to $55-million during the same period in 2002. This increase in earnings is largely attributable to improved nitrogen profitability in Wholesale operations as a result of higher pricing.

Business Unit Discussion

North America Wholesale

•	Wholesale second quarter gross profit grew $74-million as Agrium’s average realized selling price for nitrogen increased 56 percent from 2002. Reduced nitrogen production in North America as a result of high natural gas costs further tightened global supply causing prices to increase.

•	Phosphate gross profit improved by 40 percent during the quarter also due to improved pricing. Global prices rose in response to higher sulphur and ammonia costs facing the major Southern U.S. producers.

North America Retail

•	EBIT for the second quarter was up $6-million compared to the same period in 2002. This is largely due to higher nitrogen selling prices and chemical sales volumes, which resulted in higher revenue and gross profit.

South America

•	Wholesale EBIT for the second quarter increased by $10-million over the previous year. This is due to both higher international nitrogen prices and higher production rates. In addition, foreign exchange losses during the second quarter of 2002 totaled $7-million, while a relatively stable Argentine peso against the U.S. dollar resulted in limited foreign currency effects to 2003 results.

•	Second quarter EBIT for Retail decreased $11-million from the same period in 2002. In 2002, Retail realized gains from the collection of receivables at better exchange rates than provided for and benefited from a weakening Argentine peso through lower selling and administrative costs and appreciation in the value of its inventory.

Selling, general and administrative costs for the second quarter of 2003 were up $7-million to $74-million as a result of the strengthening Canadian dollar on 2003 costs and the postponement of salary adjustments and project costs in 2002.

Financial

Cash flow from operating activities for the second quarter was $36-million compared to $75-million in 2002. This decline is due to an increase in working capital, largely the result of higher ending nitrogen inventory.

OUTLOOK

As Agrium looks toward the second half of 2003, there are a number of factors that may have a positive impact on results:

• Nitrogen plant maintenance shutdowns in major exporting regions, combined with good demand from Latin America, the U.S. and parts of Asia during what is normally a slow summer period, have all contributed to strengthening global nitrogen prices.

• As of the end of July, Agrium estimates approximately 32 percent of North American nitrogen capacity and close to 37 percent of U.S. production capacity was idled in response to high natural gas prices. The lower production is expected to reduce North American inventory to historic levels.

• North American crop yields are expected to be high this year due to favourable growing conditions. This should support fall fertilizer sales due to larger grain volumes leading to higher farm incomes and greater nutrient removal from the soil. This may be partially offset by downward pressure on grain prices as a result of higher North American production. However, global grain inventories are expected to decline for the fifth consecutive year and U.S. grain inventories are expected to remain well below the five-year average.

•   Legislation adopted during the second quarter by the Alaska State Legislature provides Agrium’s Kenai facility with certainty in price with respect to State royalties. The law establishes a method to determine the royalty rate for natural gas produced from State leases. This removes a disincentive for natural gas exploration in the Cook Inlet, Alaska.

•   The agricultural economy in Argentina remains strong and increased demand for crop inputs is anticipated for the upcoming South American spring season. Grain export revenues are at record high levels reflecting both increased domestic production and improved international grain prices. The current fertilizer year’s demand is expected be equal to the all-time high of 1996/1997.

• For South America Wholesale, natural gas costs in the first half of 2003 reflected the benefits of the devaluation of the Argentine peso. Negotiations for natural gas pricing for the second half of the year are currently under way and prices are expected to continue to be globally competitive.

Offsetting these positive indicators are some factors that may impact second half results:

•   The ban on Canadian beef by key trading partners as a result of Bovine Spongiform Encephalopathy (Mad Cow Disease) could have an impact on fall fertilizer sales to mixed grain/livestock farmers in Western Canada. While many of these farmers will switch to producing grain for export, there will be a negative impact on Western Canadian farm income if the ban continues into the fall.

•   Speculation is that China is planning to export 100,000 tonnes of urea to the U.S. in the third quarter of 2003. While of relatively modest volume, it may temporarily impact the strengthening nitrogen market.

•   Costs at Agrium’s Canadian-based production facilities and Corporate office are expected to be negatively impacted by the stronger Canadian dollar relative to 2002.

•   While North American natural gas prices are expected to be lower than the first half of 2003, they are expected to remain significantly higher than 2002. Natural gas prices are also expected to remain volatile into 2004 and Agrium will continue to respond with tactical decisions relating to production and hedging of input costs.

• Natural gas deliveries from Unocal to Agrium’s Kenai, Alaska nitrogen facility for the second half of 2003 remain uncertain and may be greater or less than current levels.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the Corporation’s annual report to shareholders for 2002, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the future gas supply demand for fertilizers, the future gas prices of nitrogen, phosphate and potash, the level and volatility of natural gas prices, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the U.S. dollar-Argentine peso exchange rate, economic activity in the Argentine agricultural sector, the outcome of the Argentine gas price negotiations, Argentine governmental agricultural policies and Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, weather conditions in North America, the carry-over of nitrogen and soil in farmlands, future grain and crop prices, future levels of nitrogen imports into North America and future nitrogen capacity.

A WEBSITE SIMULCAST of the 2003 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, July 31 at 8:30 a.m. MDT (10:30 a.m. EDT). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Sales	$966	$829	$1,361	$1,167
Direct freight	37	37	60	58

Net sales	929	792	1,301	1,109
Cost of product	677	619	938	865

Gross profit	252	173	363	244

Expenses
Selling, general and administrative	74	67	133	121
Depreciation, depletion and amortization	35	32	66	66
Royalties and other taxes	4	3	9	8
Other expenses and Argentine charges	9	16	20	31

	122	118	228	226

Earnings before interest expense and income taxes	130	55	135	18
Interest on long-term debt	15	15	29	30
Other interest	3	1	4	3

Earnings (loss) before income taxes	112	39	102	(15)

Current income tax (recovery)	29	1	29	(5)
Future income tax	14	15	10	3

Income taxes (recovery)	43	16	39	(2)

Net earnings (loss)	69	23	63	(13)
Retained earnings — beginning of period	182	206	191	245
Common share dividends declared	(7)	(7)	(7)	(7)
Preferred securities charges	(2)	(2)	(5)	(5)

Retained earnings — end of period	$242	$220	$242	$220

Basic earnings (loss) per common share	$0.53	$0.16	$0.46	($0.16)
Average outstanding shares (in millions)	126	126	126	121
Diluted earnings (loss) per common share	$0.47	$0.15	$0.43	($0.16)
Average outstanding shares (in millions)	147	149	147	121
Shares outstanding at end of period (in millions)	126	126	126	126

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Operating:
Net earnings (loss) for the period	$69	$23	$63	$(13)
Depreciation, depletion and amortization	35	32	66	66
Future income tax	14	15	10	3
Foreign exchange and Argentine charges	(6)	(2)	(8)	9
Net changes in non-cash working capital	(76)	7	(60)	12

Cash provided by operating activities	36	75	71	77

Investing:
Capital assets	(22)	(3)	(31)	(9)
Decrease (increase) in other assets	(3)	7	—	8
Proceeds from disposal of assets and investments	6	—	11	—
Other	3	12	7	13

Cash provided by (used in) investing activities	(16)	16	(13)	12

Financing:
Common shares issued	—	2	—	108
Bank indebtedness repayment	(2)	(66)	(1)	(203)
Long-term debt repayment	—	(3)	(2)	(4)
Common share dividends paid	—	—	(7)	(6)
Preferred securities charges paid	(2)	—	(5)	(3)

Cash used in financing activities	(4)	(67)	(15)	(108)

Increase (decrease) in cash and cash-equivalents	16	24	43	(19)
Cash and cash-equivalents — beginning of period	136	8	109	51

Cash and cash-equivalents — end of period	$152	$32	$152	$32

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)

	As at		As at
	June 30,		December 31,

	2003	2002	2002

	(Unaudited)
ASSETS
Current assets
Cash and cash-equivalents	$152	$32	$109
Accounts receivable	287	243	187
Inventories	405	352	353
Prepaid expenses	26	14	35

	870	641	684
Capital assets	1,450	1,459	1,400
Other assets	90	99	85
Goodwill	—	45	—

	$2,410	$2,244	$2,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$—	$10	$1
Accounts payable and accrued liabilities	383	339	340
Income and other taxes payable	28	9	—
Current portion of long-term debt	104	7	25

	515	365	366
Long-term debt
Recourse debt	533	623	604
Non-recourse financing — Profertil	124	137	132
Other liabilities	157	143	140
Future income taxes	185	168	163

	1,514	1,436	1,405
Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities
Issued:
Common shares: 2003 - 126 million (2002 - 126 million)	485	484	484
Preferred securities:
8% Non-convertible 2003 - 7 million (2002 - 7 million)	172	171	171
6% Convertible 2003 - 2 million (2002 - 2 million)	50	50	50
Retained earnings	242	220	191
Cumulative translation adjustment	(53)	(117)	(132)

	896	808	764

	$2,410	$2,244	$2,169

AGRIUM INC.

Summarized Notes to the Consolidated Financial
Statements For the six months ended June 30, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2002. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The interim consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2.	STOCK BASED COMPENSATION

Had the Corporation expensed the fair value of stock based compensation to net earnings (loss), the following is pro forma net earnings (loss) and basic earnings (loss) per share amounts for each period:

	Three months ended
	June 30,

	2003		2002

	As Reported	Pro forma	As Reported	Pro forma

Net earnings	$69	$68	$23	$22
Earnings per common share
Basic	$0.53	$0.52	$0.16	$0.15

	Six months ended
	June 30,

	2003		2002

	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$63	$60	$(13)	$(16)
Earnings (loss) per common share
Basic	$0.46	$0.43	$(0.16)	$(0.17)

AGRIUM INC.

Summarized Notes to the Consolidated Financial
Statements For the six months ended June 30, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

3.	EARNINGS (LOSS) PER COMMON SHARE

The following table summarizes the computation of net earnings (loss) per common share:

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Numerator:
Net earnings (loss)	$69	$23	$63	$(13)
Preferred securities charges net of tax	(2)	(2)	(5)	(5)

Numerator for basic earnings (loss) per share	67	21	58	(18)

Preferred securities charges net of tax	2	2	5	5

Numerator for diluted earnings (loss) per share	$69	$23	$63	$(13)

Denominator:
Weighted average denominator for basic common shares	126	126	126	121

Dilutive instruments:
Stock options using the treasury stock method	1	1	1	—
Preferred securities converted to common shares
$175 million, eight percent	16	18	16	—
$50 million, six percent	4	4	4	—

Denominator for diluted earnings per share	147	149	147	121

Basic earnings (loss) per share	$0.53	$0.16	$0.46	$(0.16)
Diluted earnings (loss) per share	$0.47	$0.15	$0.43	$(0.16)

As at June 30, 2003, the Corporation has outstanding approximately ten million options to acquire common shares.

4.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America and after harvest in South America.

5.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

AGRIUM INC.

Segmented Earnings Before Interest Expense and Income Taxes
(Millions of U.S. dollars)
(Unaudited)

	Three months ended June 30,

	2003						2002

	North America		South America				North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$476	$407	$23	$23	$—	$929	$379	$383	$18	$12	$—	$792
— internal customers	21	—	2	—	(23)	—	25	—	2	—	(27)	—

Total net sales	497	407	25	23	(23)	929	404	383	20	12	(27)	792
Cost of product	367	308	7	20	(25)	677	348	288	6	5	(28)	619

Gross profit	130	99	18	3	2	252	56	95	14	7	1	173
Gross profit %	26%	24%	72%	13%	-9%	27%	14%	25%	70%	58%	-4%	22%
Expenses:
Selling, general and administrative	8	54	1	3	8	74	8	54	1	1	3	67
Depreciation, depletion and amortization	24	5	4	—	2	35	22	5	4	—	1	32
Royalties and other taxes	2	1	—	—	1	4	4	1	1	—	—	6
Other (income) expenses and Argentine charges	10	(3)	—	(2)	4	9	13	(1)	5	(7)	3	13

	44	57	5	1	15	122	47	59	11	(6)	7	118

Earnings (loss) before interest expense and income taxes	$86	$42	$13	$2	$(13)	$130	$9	$36	$3	$13	$(6)	$55

	Six months ended June 30,

	2003						2002

	North America		South America				North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$695	$533	$43	$30	$—	$1,301	$570	$497	$27	$15	$—	$1,109
— internal customers	37	—	3	—	(40)	—	39	—	2	—	(41)	—

Total net sales	732	533	46	30	(40)	1,301	609	497	29	15	(41)	1,109
Cost of product	546	392	14	26	(40)	938	523	366	12	6	(42)	865

Gross profit	186	141	32	4	—	363	86	131	17	9	1	244
Gross profit %	25%	26%	70%	13%	0%	28%	14%	26%	59%	60%	-2%	22%
Expenses:
Selling, general and administrative	15	99	2	4	13	133	17	95	2	3	4	121
Depreciation, depletion and amortization	46	9	8	—	3	66	44	10	8	1	3	66
Royalties and other taxes	6	2	—	—	1	9	5	2	—	—	1	8
Other (income) expenses and Argentine charges	20	(6)	(2)	(2)	10	20	16	(4)	18	(9)	10	31

	87	104	8	2	27	228	82	103	28	(5)	18	226

Earnings (loss) before interest expense and income taxes	$99	$37	$24	$2	$(27)	$135	$4	$28	$(11)	$14	$(17)	$18

AGRIUM INC.

Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars, unless otherwise noted)
(Unaudited)

	Three months ended June 30,

	2003						2002

				Tonnes (000’s)						Tonnes (000’s)
	Net	Cost of	Gross			Margin	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$145	$106	$39	571	229	$68	$87	$81	$6	530	266	$11
Urea	133	99	34	661	271	51	102	95	7	789	144	9
Nitrate and other	66	52	14	375	113	37	59	59	—	487	135	—

Total Nitrogen	344	257	87	1,607	613	54	248	235	13	1,806	545	7
Phosphate — Dry	63	52	11	260	80	42	64	57	7	334	86	21
Phosphate — Liquid	15	12	3	45	12	67	14	11	3	39	9	77
Potash	47	29	18	480	238	38	52	30	22	523	255	42
Sulphate and other products	28	17	11	158	115	70	26	15	11	157	88	70

	497	367	130	2,550	1,058	51	404	348	56	2,859	983	20

North America Retail
Fertilizers	174	124	50				161	115	46
Chemicals	175	148	27				165	139	26
Other products and services	58	36	22				57	34	23

	407	308	99				383	288	95
South America Wholesale
Nitrogen	24	7	17	145	76	117	18	5	13	178	32	73
Other products and services	1	—	1				2	1	1

	25	7	18				20	6	14
South America Retail
Fertilizers	19	16	3				10	4	6
Other products and services	4	4	—				2	1	1

	23	20	3				12	5	7
Other	(23)	(25)	2				(27)	(28)	1

Total	$929	$677	$252				$792	$619	$173

AGRIUM INC.

Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars, unless otherwise noted)
(Unaudited)

	Six months ended June 30,

	2003						2002

				Tonnes (000’s)						Tonnes (000’s)
	Net	Cost of	Gross			Margin	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$194	$145	$49	817	229	$60	$120	$111	$9	791	266	$11
Urea	203	154	49	1,070	271	46	158	147	11	1,254	144	9
Nitrate and other	92	74	18	531	113	34	85	85	—	680	135	—

Total Nitrogen	489	373	116	2,418	613	48	363	343	20	2,725	545	7
Phosphate — Dry	94	78	16	411	80	39	95	85	10	498	86	20
Phosphate — Liquid	30	23	7	90	12	78	25	20	5	71	9	70
Potash	79	49	30	820	238	37	88	51	37	890	255	42
Sulphate and other products	40	23	17	217	115	78	38	24	14	240	88	58

	732	546	186	3,956	1,058	47	609	523	86	4,424	983	19

North America Retail
Fertilizers	233	167	66				217	156	61
Chemicals	230	182	48				209	166	43
Other products and services	70	43	27				71	44	27

	533	392	141				497	366	131
South America Wholesale
Nitrogen	45	13	32	284	76	113	27	11	16	264	32	61
Other products and services	1	1	—				2	1	1

	46	14	32				29	12	17
South America Retail
Fertilizers	22	19	3				11	4	7
Other products and services	8	7	1				4	2	2

	30	26	4				15	6	9
Other	(40)	(40)	—				(41)	(42)	1

Total	$1,301	$938	$363				$1,109	$865	$244

AGRIUM INC.

Net Sales and Gross Profit by Market Destination
(Millions of U.S. dollars, unless otherwise noted)
(Unaudited)

	Three months ended June 30,

	2003						2002

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$283	$219	$64	23%	1,191	$54	$212	$199	$13	6%	1,444	$9
Phosphate	78	64	14	18%	305	46	79	68	11	14%	373	29
Potash	33	23	10	30%	310	32	40	25	15	38%	379	40
Sulphate and other products	26	14	12	46%	132	—	24	14	10	42%	145	—
North America Retail	407	308	99	24%	—	—	383	288	95	25%	—	—
Other	(21)	(23)	2	-9%	—	—	(25)	(26)	1	-4%	—	—

	806	605	201	25%	1,938	—	713	568	145	20%	2,341	—
International
Nitrogen	86	45	41	48%	561	73	53	39	14	26%	540	26
Potash	13	6	7	54%	170	41	12	5	7	58%	144	49
Sulphate and other products	3	3	—	0%	26	—	4	4	—	0%	12	—
South America Retail	23	20	3	13%	—	—	12	5	7	58%	—	—
Other	(2)	(2)	—	0%	—	—	(2)	(2)	—	0%	—	—

	123	72	51	41%	757	—	79	51	28	35%	696	—

Total	$929	$677	$252	27%	$2,695	$—	$792	$619	$173	22%	$3,037	$—

	Six months ended June 30,

	2003						2002

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$387	$305	$82	21%	1,722	$48	$289	$267	$22	8%	1,976	$11
Phosphate	124	101	23	19%	501	46	120	106	14	12%	568	25
Potash	55	38	17	31%	514	33	64	41	23	36%	604	38
Sulphate and other products	36	20	16	44%	178	—	34	21	13	38%	205	—
North America Retail	533	392	141	26%	—	—	497	366	131	26%	—	—
Other	(37)	(37)	—	—	—	—	(39)	(40)	1	-2%	—	—

	1,098	819	279	25%	2,915	—	965	761	204	21%	3,353	—
International
Nitrogen	147	80	67	46%	980	68	100	85	15	15%	1,013	15
Potash	24	11	13	54%	306	42	24	10	14	58%	286	49
Sulphate and other products	5	5	—	0%	39	—	7	5	2	29%	36	—
South America Retail	30	26	4	13%	—	—	15	6	9	60%	—	—
Other	(3)	(3)	—	0%	—	—	(2)	(2)	—	0%	—	—

	203	119	84	41%	1,325	—	144	104	40	28%	1,335	—

Total	$1,301	$938	$363	28%	$4,240	$—	$1,109	$865	$244	22%	$4,688	$—